Offering Statement for iatrixAir, Inc.

(“iatrixAir, Inc.,” “we,” “our,” or the “Company”)

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Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   iatrixAir, Inc.

   31915 Rancho California Drive
   Ste 200-109
   Temecula, CA 92591

Eligibility

2. **The following are true for iatrixAir, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Steve Hutchcraft

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2010	Present	Hutchcraft Strategic Partners	Principal
03/01/2012	Present	Alliance of CEO's	Group Director
03/01/2009	Present	John Muir Land Trust	Director
07/01/2020	Present	iatrixAir	SVP Strategic Development

Short Bio: An experienced strategic consultant and C-level executive, I have guided high-tech Silicon Valley start-ups, led $250 million manufacturing and sales organizations, and managed high performing teams. With direct experience in executive management, strategic planning, acquisitions, business development, sales, manufacturing and engineering, I draw upon my knowledge and skill set to create value for my clients. With extensive experience in the heating and air-conditioning industry, I've helped both start-ups and billion dollar multi-nationals with their entrees into the energy management marketplace. My business development capability and proprietary strategic planning process have helped shape the futures of companies offering products from autonomous delivery robots to sumptuous ice cream desserts in markets as varied as hospitality, retail and food services. With a love of the outdoors, I've also worked with environmentally focused non-profits to develop the strategies and tactical plans required to achieve their missions. BSME Stanford Unversity MBA Harvard Business School Areas of Focus: Executive Leadership Strategic Analysis and Planning Go to Market Planning Operations Work Experience: https://www.linkedin.com/in/stevehutchcraft/

Name
Henry Artime

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/1995	Present	Artime Group	Founder
08/01/2021	Present	iatrixAir, Inc.	Chief Marketing Officer

Short Bio: Henry is the founder of Artime, a LA based B2B marketing firm and the CMO of iatrixAir. Henry oversees all agency brand and strategic initiatives, and has over 30 years of experience working with clients of all sizes, in a multitude of industries. Henry has successfully grown both B2B and B2C brands by focusing our Clients on a customer-centric, 4-Step approach for reaching their marketing objectives. He has played a key strategic role for such brands as Viewsonic, Six Flags, Sanwa Bank, Sara Lee, CALFED, Huntington Hospital Pasadena, Utility Trailer, CIGNA, Rehrig Pacific Company, Women's Health USA, Double Coin Tires, Coaster Fine Furniture, Kitchen United, iatrixAir, Covenant Physician Partners, and many others Education: Cal State Northridge BA Arts Work Experience: https://www.linkedin.com/in/artimegroup/

Name
Bryan Chang

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2014	09/01/2019	Light Polymers	VP Asia Operations
05/01/2019	Present	Self-Employed	Supply Chain Consultant
07/01/2020	Present	iatrixAir, Inc.	VP of Hardware Engineering/R&D

Short Bio: Bryan is iatrixAir VP of Hardware Engineering. He is based in Taipei, Taiwan and has worked with the CEO in 3 previous startups. Bryan is an action-driven senior management executive with expertise in business and product development, cross-functional team leadership and delivering positive outcomes with strong and sustainable gains. Able to identify and implement strategies to reduce costs, increase revenue, strengthen customer relationships, improve business practices and drive profitable growth. Mentors staff and encourages a team environment for high levels of employee confidence and satisfaction. CORE STRENGTHS & SKILLS • 15+ years of Startup Experience • Team Leadership • Process Improvement • New Product Management • Efficiency Enhancement • Cost Reduction • Customer/ Supplier Relations • Strategic Analysis • Startup Chaos Management Capability • Finance/ Budget Management • Inventory Control Education: National Taipei University BSEE National Chao Tung Unversity Masters Applied Science and Technology Work Experience: https://www.linkedin.com/in/bryan-chang-1b541a1a/

Name
Ralph Lloyd

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2022	Present	iatrixAir, inc	VP Advanced Technologies
11/01/2015	03/31/2022	Lloyd Technologies	President

Short Bio: As Vice President of Advanced Technologies, Ralph brings a unique set of problem-solving skills from chemical engineering, materials science, and polymer processing perspectives. Retiring from DuPont in 2015 as Principal Investigator, Ralph founded Lloyd Technologies, Inc. primarily to develop novel technologies to combat Hospital Acquired Infections. Ralph has several issued patents related to disinfecting occupied environments with UV radiation, which iatrixAir has licensed, with dozens of other ground-breaking, patent-pending disinfection inventions in development. Ralph is also pursuing his patent-pending methods to destroy incalcitrant PFAS pollutants, an area of expertise while at DuPont and one of the EPA's top priorities. Prior to founding Lloyd Technologies, Ralph served for 32 years in various technical and managerial roles in DuPont's Engineering and R&D organizations, with the latter half of his career dedicated to developing novel fluoropolymer processes and products for flexible displays, microprocessors, fuel cells, energy storage devices, chemical and biological agent-resistant combat uniforms and fire fighter turnout coats, environmentally safe super acid catalysts, and many other applications. Education: Ralph received his B.S. in Chemical Engineering from the University of Nebraska at Lincoln and a Master's degree in Management of Technology from the National Technological University. Work Experience: https://www.linkedin.com/in/ralphlloyd/

Name
Warren Lynn

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/01/2002	Present	American Air and Water	CEO
10/01/1998	Present	Enhance-It, LLC	President
03/12/2020	Present	iatrixAir, Inc.	Founder & Director

Short Bio: Warren is the founder of American Air and Water, a distribution company dedicated to discovering and delivering quality (UVC) ultraviolet light air, water and surface purification systems for Commercial and Government Facilities. He has over 20 years of experience in water and air disinfection technologies, products and markets. He is a founder and an advisor to iatrixAir as well as a alpha/beta site and a channel/customer for iatrixAir. Former Marriott Project Director Business-Eastern Kentucky University Work Experience: https://www.linkedin.com/in/warren-lynn-38449117/

Name

Zuoyu (Jerry) Shi

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/01/2015	Present	Tsingda Investment	Director
04/01/2022	Present	iatrixAir, Inc.	Board Member

Short Bio: Tsinghua University, Beijing, China, Bachelor of Electronic Engineering, Sep 1985 – July 1990 Shanghai Micro-system Research Institute, Shanghai, China, Master of Micro-Electronics, Sep 1990 – July 1993 Work Experience: https://www.linkedin.com/in/zuoyu-shi-86027259/

Name
Joseph (Marc) McConnaughey

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2019	Present	Porter Strategies	President
01/01/2019	Present	Impression Lighting	President
03/12/2020	Present	iatrixAir	CEO

Short Bio: 35+ Years Experience BS Polymer and Color Chemistry (formerly Textile Chemistry) Vision and Strategy grew ViewSonic's revenue from $50M to $1.4B US and from nearly zero to $200M in China Materials, Software/Hardware with specialty in photonic or light based products Global Assignments: Europe, Asia and North America Digital Optics Startup in Shanghai 2004 to 2008 Expert in New Product Process-NPI-from Wavelengths of Light to Marketable Products Awards: Light Polymers 2018 Top Ten Chemical and Engineering News Promising Startups; Won 1st Place 2018 Dongguan Entrepreneurs and 2nd Place in 2018 Songshan Lake Entrepreneurs Competition; 3rd Place in category for 2018 Tsinghua University Alumni Competition-Beijing out of 600 global startups; Hysta SVC Global Innovation Award 2017 October, Intel Selected Thought Leader for Display Technology; Silicon Valley's Alliance of CEO's past member, SID member, American Chemical Society member; ViewSonic Team Designed and Shipped world's first 15" LCD desktop monitor-Won PC Mag Golden Gavel Award; ViewSonic IOT team won Microsoft Windows CE OEM of the Year with Mira Wireless Monitor; Mira Wireless Monitor Demo for Bill Gates CES 2002 Keynote Speech and CES Next Big Thing Selected Speaker; Education: North Carolina State University BS Textile Chemistry (now BS Polymer and Color Chemistry) Work Experience: https://www.linkedin.com/in/marc-mcconnaughey-499313/

Name
Greg Piche

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/08/2023	Present	iatrixAir, Inc.	Vice President Product Strategies
05/01/2015	11/01/2022	The Clorox Company	Associate Research Director
11/01/2022	Present	7Sierra Group	Co-Founder / Self-Employed

Short Bio: Greg brings 25 years of experience at The Clorox Company with an extensive background in new product development and processes and M&A. Greg is guiding iatrixAir's product strategy and strategic relationships. LinkedIn: https://www.linkedin.com/in/greg-piche-362113/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Joseph McConnaughey

Securities:	945,000
Class:	Common Stock
Voting Power:	27.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

iatrixAir automates the air quality in commercial and public restrooms and high schools, colleges, and major league locker rooms with a simple monthly subscription through our patent pending AI-based air exchanger that detects, removes, and destroys airborne pathogens faster than current industry standards providing safe and healthy air. Our aerotru3 Complete Space Technology performs on the first pass keeping occupants safe and secure during their restroom or locker room visits yet provides an automated, alerts based, energy saving, no touch solution to Facilities Managers. To us it's simple; Faster is Safer. Facilities Managers have the benefits of no maintenance, training or support as its all automated to the cloud via a cellular connection with analytics and real time alerts via mobile or dashboard applications. Our business model, an industry first is Air Quality as a Service with a simple monthly subscription for Facilities Managers to provide constant safe and healthy air to occupants and workers that use commercial restrooms and sports locker rooms. We sell through contractors that install and update commercial restrooms. We have signed one of the largest restroom installer on the West Coast as our first customer. The last two years have been disruptive for everyone. Vaccines can help, masks can help, but one more technology can be deployed which is UV light, proven to inactivate airborne viruses, bacteria and mold and when combined with other Internet technologies, forms an early warning air quality solution of detection, protection with real time information. We are an experienced team with backgrounds in HVAC and photonics industry, skilled in building technical product in high volume and developing markets globally.

Risk Factors

7. **Material factors that make an investment in iatrixAir, Inc. speculative or risky:**

   1. The Company may not have the capital it needs to create the products or produce the inventory estimates that are required to launch the business and prove its business concept completely. The Company may not be able to create the products or produce the inventory necessary to prove its business concept and in turn raise additional capital. The Company has no revenues. There is no assurance that the Company can generate revenues or sell any of its products in the marketplace, and even if revenues are generated there is no assurance that the Company can earn a profit, in which case your investment may become worthless. Estimated expenses may exceed the projected capital needs. The Company is thinly capitalized.
   2. Semiconductor Shortages-some key components have significant lead-times which may impact the company's ability to start volume production.
   3. Material inflation-the key materials such as sheet metal is affected by inflation.
   4. Logistics shipping times and costs-air freight and sea-freight are being disrupted further by geopolitical events.
   5. Software development times could be impacted due to shortage of software developers.
   6. Deployment by contractors could take longer due to higher costs and shortage of manpower.
   7. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
   8. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

9. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

10. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

11. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

12. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

13. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering. The exemptions relied upon for this offering are significantly dependent upon the accuracy of the representations of the investors to be made to the Company in connection with this offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission or damages.

14. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

15. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

16. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

17. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

18. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

19. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

20. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

21. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities*

regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

22. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

23. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

24. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

25. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

26. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the

Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

27. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

iatrixAir, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $423,750 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

Build 10 EVT-Alpha units for customer evaluation and feedback. Includes design and engineering fees, firmware/software, materials, components, air freight. Pay $60,000 of legal and design fees.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$20,764
10 EVT-Alpha units for customers	$9,510	$294,987
Lawyer-Reed Smith	$0	$20,000
Ciro Design	$0	$40,000
Kasvva-Supply Chain	$0	$48,000
Total Use of Proceeds	**$10,000**	**$423,750**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and iatrixAir, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1.20 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	3,500,000	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    The Company has two convertible notes totaling $35,000 with 8% interest. As of December 31, 2021, $4,179 of interest has been accrued on the convertible notes. The convertible notes are convertible into shares of Common Stock issued in 1) Qualified Financing - the number of shares is determined by dividing the balance by 80% of the per share price of the class and series of Common Stock issued in Qualified Financing; 2) Non-qualified Financing - the number of shares is determined by dividing the balance by the lesser of a) 80% of the per share price of the class and series of Common Stock issued in Non-Qualified Financing, b) the price per share determined based upon a conversion cap of $3,000,000 divided by the total number of shares of Capital Stock of the Company on a fully-diluted basis.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of any transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Zuoyu (Jerry) Shi
Amount Outstanding:	$35,000
Interest Rate:	8.0%
Maturity Date:	No Maturity Date
Other Material Terms:	Convertible Notes per Review Report: The convertible notes are convertible into shares of Common Stock issued in 1) Qualified Financing - the number of shares is determined by dividing the balance by 80% of the per share price of the class and series of Common Stock issued in Qualified Financing; 2) Non-qualified Financing - the number of shares is determined by dividing the balance by the lesser of a) 80% of the per share price of the class and series of Common Stock issued in Non-Qualified Financing, b) the price per share determined based upon a conversion cap of $3,000,000 divided by the total number of shares of Capital Stock of the Company on a fully-diluted basis.

Creditor(s):	Joseph McConnaughey
Amount Outstanding:	$68,751
Interest Rate:	0.0%
Maturity Date:	December 31, 2022
Other Material Terms:	

25. **What other exempt offerings has iatrixAir, Inc. conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Joseph McConnaughey	CEO	Debt - Promissory Note	$68,751
Zuoyu (Jerry) Shi	Board Member	Debt - Convertible Note	$35,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    IatrixAir Inc. was originally incorporated on March 12, 2020, in the state of Delaware under the name ClairityC3 Inc. On December 7, 2020, ClairityC3 Inc. changed name to IatricAir Inc. and on March 10, 2021 IatricAir Inc changed name to IatrixAir Inc. The Company's headquarters are located in Temecula, California. The Company has engineered a patent pending AI-based solution that detects, removes, and destroys airborne pathogens faster than current industry standards. The Company developed an advanced and more accurate, data-driven product solution for analyzing, purifying, disinfecting, and reporting Internal Air Quality (IAQ). The Company is currently in its pre-revenue stage. Income Statement: During the year ended December 31, 2022, the Company had operating expenses of $80,724, which consisted of general and administrative for $54,515, sales and marketing for $22,769, and research and development for $3,439. Additionally, the Company had other income of $150, resulting in a net loss for the year of $80,524. During the year ended December 31, 2021, the Company had operating expenses of $25,998, which consisted of research and development for $12,535, general and administrative for $11,934, and sales and marketing for $1,529. Additionally, the Company had $2,800 of interest expense, resulting in a net loss of $28,798. During the year ended December 31, 2020, the Company had operating expenses of $109,756, which consisted of research and development for $71,769, general and administrative for $37,461, and sales and marketing for $526. Additionally, the Company had $1,379 of interest expense, resulting in a net loss of $111,134. Cash Flows - Operating: During the year ended December 31, 2022, the Company had a net decrease in cash flows from operating expenses of $60,183, resulting in an average monthly burn rate of approximately $5,000. During the year ended December 31, 2021, the Company had a net decrease in cash flows from operating expenses of $25,998, resulting in an average monthly burn rate of just under $2,200. During the year ended December 31, 2020, the Company had a net decrease in cash flows from operating expenses of $57,445, resulting in an average monthly burn rate of just under $5,000. Cash Flows - Financing: During the year ended December 31, 2022, the Company raised proceeds of $19,275 in exchange for selling 22,247 shares of common stock through a Reg CF Offering. As of the date of this filing, the Reg CF Offering is still ongoing. Additionally, the Company received $47,151 in cash for a promissory note. The total amount owed on the promissory note is $68,751. The promissory note does not accrue any interest. During the year ended December 31, 2021, the Company had capital contribution of $14,370 and received $11,700 in cash for a promissory note. As of December 31, 2021, the total balance of the promissory note was $21,600. During the year ended December 31, 2020, the Company had net capital contributions of $12,664, received $9,900 in cash for a promissory note, and received $35,000 on a convertible note. The convertible note carries an 8% interest rate. As of December 31, 2022, $6,979 in interest had accrued on the note. With this raise, the Company plans to spend the money primarily on 10 EVT-Alpha units for customers.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

   See attachments:

   CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

iatrixAir, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcript: As 32.5 million US businesses prepare for a new normal, iatrixAir introduces a new and more accurate service for detecting, protecting, and informing indoor air quality. Our engineers combine the intelligence and monitoring power of our priority 10 air monitoring unit with our powerful priority 100 UV air purifier and pathogen destroyer. The priority 10 has 16 built-in sensors that constantly monitor the air and the stainless-steel priority 100 UV captures and destroys pathogens through six stages of filtration and purification and does it faster because Faster is Safer. Most units on the market today refresh or purify the air from 30 minutes to 60 plus minutes. iatrixAir only uses an intense enclosed proprietary UVC light engine and moves air typically in under five minutes to refresh a standard commercial restroom. That's more than fifty percent better than industry competitors and with a 99.99 first pass efficiency, iatrixAir is focused on providing safe and healthy air solutions for commercial restroom spaces in the US which we estimate to be a 24-billion-dollar market. We have relationships in place to leverage independent sales reps and install base to facilitate sales through restroom contractors who can easily install iatrixAir systems in commercial restrooms. iatrixAir solution is completely automated with cellular connection for instant alerts automated reports on air quality and with our subscription offering, even ongoing service is included. iatrixAir is the future of safer indoor air quality. Detect, protect, inform. Video Transcript 2: Hello. My name is Marc McConnaughey, CEO of iatrixAir. Many years ago, there was an outdoor air quality problem, and a plan was put in place to fix the problem and the outdoor air quality improved significantly. Now there's an indoor air quality problem, and we need a plan to address this issue as COVID has as you know, shut down economies around the world. It's a thousand year old problem. There's a tuberculosis, measles, smallpox flu's of all types. And now COVID and all of these are airborne pathogens. So, but I think now we can use technology to stop these pathogens. And I'd like to tell you more. The scientists all agree now that these airborne pathogens are aerosoled. They linger in the air, and they go further. So that's the problem we solve. We believe that the solution and these enclosed spaces like restrooms is to remove the air or exchange the air is quickly as possible. And we believe there's three parts to solving this problem. First, you need to, know what's in the air or detection, and then second, you need to remediate or purify/ disinfect the air really fast in the first pass and third inform, which is using digital technologies to send messages or alerts out to your whole out to your mobile app or to your dashboard. So these are the steps we need to take. And let's let us go show you our prototype and tell you more. Let's continue. (Showing) This is our proof of concept. We didn't know if our idea would work. So, we built a proof of concept. It's a stainless steel box, with air in the top and air out the sides. And the UVC light is intensified inside of this chamber here. So, this was the proof of concept and we, we had it tested by an outside test laboratory and including the math model and it did work. So, share that with you. Okay. So there's three parts of our solution. One is the sensor gateway, and basically we're capturing air quality data in a space every 10 seconds and sending it to the cloud for analytics and for alerts. And also the gateway then communicates to the air exchanger. And the air exchanger is here. Air comes in at the top and out the sides. This is designed much like a Boeing jet air exchanger as air comes in at the top of the cabin and returned at the bottom of the cabin. There's a kill switch that when the door is opened the power is shut off and the air exchanger is installed by a contractor. So, the kill switch turns off the unit. There's a pre-filter and a carbon filter. There's a HEPA filter, H 13 medical grade HEPA filter. This is the light engine that we believe is key thing as there is first past destruction or remediation of the year, which means that through the first pass through the unit is destroying the viruses, bacteria and mold and fungus. So that's how the unit works. It's totally automated. So the, the gateway and the air exchange work together in a restroom to provide safe and healthy air. There's many spaces that we can apply our solution to, but we've chosen public and commercial restrooms. Well, it's (restrooms) perceived as maybe not so hygienic place in a building. And so we want to prove our solution in this market. And there's 25 million public and commercial restrooms in the US. And one of our other targets is also the locker rooms that are associated with high schools and colleges and major league sports that are located also near the restroom. So that's our target market. The air purifier market today is about $12 billion worldwide, but we believe that most of these products really don't solve the problem. So we believe that you've got to remove the pathogens from the air very, very quickly. We filed patents, both utility and, and design patents on our approach. And also now there's the Indoor Air Quality Building Challenge, which we think is much like the LEEDS energy requirement that came out many years ago to make buildings more energy efficient. Now indoor air quality needs to be addressed so there's a nationwide initiative to solve this problem. We believe we have very experienced team, proof of concept and prototype that have been shown to customers. So we are going to start our fundraising on NetCapital. So it's www. NetCapital.com and we hope that you come and invest with us and help us solve this, this big problem. I look forward to answering any of your questions. I'm sure you have some, so please contact us and we'll answer the questions as quickly as possible. And I want to thank you very much.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Pitch Deck: pitchdeck.pdf

Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.iatrixair.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.